                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                         Standard Motor Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $2.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   853666105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Michael L. DeBacker
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 30, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

                         (Continued on following pages)

                              (Page 1 of 17 Pages)

CUSIP NO. 853666105               SCHEDULE 13D                PAGE 2 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    Dana Corporation

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    34-4361040
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Virginia
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,378,760
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,378,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,378,760 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 853666105               SCHEDULE 13D                PAGE 3 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    Automotive Controls Corp.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    06-0793594
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,378,760
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,378,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,378,760 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 853666105              SCHEDULE 13D                 PAGE 4 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    BWD Automotive Corporation

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    06-1043482
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,378,760
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,378,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,378,760 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 853666105                SCHEDULE 13D               PAGE 5 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    PACER INDUSTRIES, INC.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    06-1044104
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,378,760
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,378,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,378,760 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 853666105                 SCHEDULE 13D              PAGE 6 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    Ristance Corporation

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    35-1100419
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Indiana
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,378,760
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,378,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,378,760 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 853666105                 SCHEDULE 13D              PAGE 7 OF 17 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    Engine Controls Distribution Services, Inc.

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    31-1637012
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) [ ]

    (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,378,760
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,378,760
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,378,760 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO.  853666105               SCHEDULE 13D               PAGE 8 OF 17 PAGES


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "COMMON STOCK"), of Standard Motor Products, Inc., a New York corporation (the "ISSUER"). The Issuer's principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed on behalf of Dana Corporation, a Virginia corporation ("DANA"), Automotive Controls Corp., a Connecticut corporation, BWD Automotive Corporation, a Delaware corporation, Pacer Industries, Inc., a Missouri corporation, Ristance Corporation, an Indiana corporation, and Engine Controls Distribution Services, Inc., a Delaware corporation (collectively with Dana, the "REPORTING PERSONS"). Each of Automotive Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation and Engine Controls Distribution Services, Inc. is a subsidiary of Dana.

         Dana is one of the world's largest independent suppliers of modules, systems and components for light, commercial and off-highway vehicle original equipment manufacturers globally and for related original equipment service and aftermarket customers. The other Reporting Persons design, manufacture, sell and/or distribute products and systems for the automotive and automotive aftermarket businesses.

         The principal executive offices of each of the Reporting Persons are located at 4500 Dorr Street, Toledo, Ohio 43615.

         None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information required by clauses (a) through (f) of Item 2 of
Schedule 13D for each person enumerated in Instruction C of Schedule 13D is provided on Schedule I hereto.

CUSIP NO.  853666105               SCHEDULE 13D               PAGE 9 OF 17 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 30, 2003 (the "CLOSING DATE"), pursuant to the Asset Purchase Agreement, dated as of February 7, 2003, as amended (the "PURCHASE AGREEMENT"), by and among the Reporting Persons and the Issuer, the Issuer acquired a significant portion of the Engine Management Operations of Dana's Automotive Aftermarket Group (the "Transaction") in consideration for 1,378,760 shares of Common Stock (such shares of Common Stock, as they may be adjusted pursuant to the terms of the Purchase Agreement, the "SHARES"), to which this report relates, $90.75 million in cash and a Note (as defined in Item 6). The Shares and the Note were each issued to Dana as designee for the Reporting Persons pursuant to the terms of the Purchase Agreement.

         Pursuant to the Purchase Agreement, the total consideration payable to the Reporting Persons in the Transaction, including the number of shares of Common Stock and the principal amount of the Note, is subject to a post-closing purchase price adjustment based on the net book value of the assets acquired, less the net book value of the liabilities assumed, by the Issuer in the Transaction as of the Closing Date. Any such adjustment will be made ratably to the value of the cash, the principal amount of the Note and the shares of Common Stock received by the Reporting Persons on the Closing Date, but the total consideration payable to the Reporting Persons in the Transaction will not exceed $125.0 million in the aggregate.

         Copies of the Purchase Agreement and the Note have been filed as
Exhibit 1 and Exhibit 2, respectively, to this report and are incorporated herein by this reference. References to, and descriptions of, the Purchase Agreement, the Note and the Share Ownership Agreement (as defined in Item 4) in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full texts thereof.

ITEM 4.  PURPOSE OF TRANSACTION.

         As disclosed in Item 3, the Reporting Persons acquired the Shares and the Note as partial consideration for the Transaction pursuant to the terms of the Purchase Agreement. The Shares and the Note were acquired for investment purposes by Dana as designee for the Reporting Persons.

         The Reporting Persons may acquire additional shares of Common Stock as a result of the post-closing purchase price adjustment described in Item 3. Further, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the Shares, conditions in securities markets generally, general economic and industry conditions, liquidity needs, alternative investment opportunities and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Common Stock or securities convertible or exchangeable for Common Stock; may dispose of Shares (subject to, among other things, the Lock-up Period (as defined in Item 6)) or the Note; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares. Any such transactions may be effected at any time and from time to

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 10 OF 17 PAGES

time subject to any applicable limitations of the Securities Act of 1933 (the "SECURITIES ACT") and any applicable limitations and restrictions set forth in the Purchase Agreement, the Share Ownership Agreement, dated as of the Closing Date (the "SHARE OWNERSHIP AGREEMENT"), by and between the Issuer and Dana or the Note. If any Reporting Person engages in any such transaction, such Reporting Person may determine to retain some portion of the Note or the Shares as an investment. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make the same evaluation and reserves the same rights.

         Other than as set forth herein, none of the Reporting Persons or any person listed on Schedule I hereto has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

         Copies of the Purchase Agreement, the Note and the Share Ownership Agreement have been filed as Exhibit 1, Exhibit 2, and Exhibit 3, respectively, to this report and are incorporated herein by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the Transaction, the Reporting Persons together acquired 1,378,760 shares of Common Stock, which comprise 7.0% of the outstanding shares of Common Stock. The Reporting Persons have shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, the Shares.

         Other than as set forth in this Schedule 13D, to the knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons or any person listed on Schedule I hereto beneficially own any shares of Common Stock and (ii) there have been no transactions in shares of Common Stock effected during the past 60 days by any Reporting Person or any person listed on
Schedule I hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As disclosed in Item 3, pursuant to the terms of the Purchase Agreement, the Reporting Persons acquired the Shares and the Note as partial consideration for the Transaction, and the Shares and the Note were each issued to Dana as designee for the Reporting Persons. The number of Shares and the principal amount of the Note may increase or decrease as a result of the post-closing purchase price adjustment described in Item 3.

         Pursuant to the Purchase Agreement, a holder desiring to transfer the Note or any Shares first must furnish the Issuer with (i) evidence reasonably satisfactory to the Issuer that the holder may transfer the Note or such Shares as desired without registration under the Securities Act and (ii) a written assignment executed by the desired transferee, satisfactory to the Issuer, agreeing to be bound by the terms of the Note and the Subordination Agreement (as defined below) or the

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 11 OF 17 PAGES

restrictions on transfer contained in the Purchase Agreement and in the Share Ownership Agreement, as applicable.

         Further, pursuant to the Share Ownership Agreement, Dana has agreed not to Transfer (as defined below) any of the Shares for a period of thirty months following the Closing Date (such period, the "LOCK-UP PERIOD"), except that (i) Dana may Transfer Shares to its Affiliates (as defined in the Share Ownership Agreement) or to the Issuer or its Affiliates and (ii) during the Lock-Up Period Dana may participate in a Transfer in connection with a Change of Control Transaction (as defined in the Share Ownership Agreement). As used in the Share Ownership Agreement, "Transfer" means (i) offer, sell, assign, transfer, agree to sell, assign or transfer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, assign, pledge, hypothecate or otherwise transfer or dispose of (including the deposit of any Shares into a voting trust or similar arrangement), directly or indirectly, any of Shares or any securities exercisable or exchangeable therefor, or any interest therein or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of owning any Shares whether any such transaction described in clause (i) or (ii) of this sentence is to be settled by delivery of Shares or other securities, in cash or otherwise.

         The Share Ownership Agreement provides that during the last fifteen months of the Lock-Up Period, if the Issuer proposes to register any of its shares or other securities under the Securities Act in connection with certain public offerings of such securities, the Issuer will promptly give Dana written notice of such registration. Upon the written request of Dana within 20 days after the mailing of such notice by the Issuer, the Issuer will, subject to certain provisions of the Share Ownership Agreement, use its commercially reasonable efforts to cause to be registered under the Securities Act all of the Shares that Dana has requested to be registered, so long as the Shares to be registered shall result in an anticipated aggregate offering price of at least $1.0 million, on the terms and subject to the conditions and limitations set forth in the Share Ownership Agreement.

         The Share Ownership Agreement provides that if, at any time within 90 days following a mutual determination in good faith by the Issuer and Dana that Dana is not able to sell Shares at the end of the Lock-Up Period without restrictions under Rule 144(k) of the Securities Act, the Issuer receives from Dana a written request that the Issuer effect a registration on Form S-3 and any related qualification or compliance with respect to all (but not less than all) of the Shares, the Issuer will use commercially reasonable efforts to effect, as expeditiously as possible, such registration and compliances as may be so requested and as would permit or facilitate the sale and distribution of all (but not less than all) of the Shares, on the terms and subject to the conditions and limitations set forth in the Share Ownership Agreement.

         Pursuant to the terms of the Purchase Agreement, on the Closing Date the Issuer delivered to Dana an unsecured subordinated promissory note in the aggregate principal amount of $15.125 million (the "NOTE"). The Note has an interest rate of 9.0% per annum for the first year, with such interest rate increasing by 0.5% on each anniversary of the Closing Date.

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 12 OF 17 PAGES

Interest on the unpaid principal balance of the Note accrues monthly, and accrued and unpaid interest is due quarterly under the Note. The maturity date of the Note is December 30, 2008. The Issuer may prepay the Note in whole or in part at any time without penalty. The indebtedness evidenced by the Note is subordinate in the manner and to the extent set forth in the Subordination Agreement, dated as of the Closing Date (the "SUBORDINATION AGREEMENT"), by and among Dana, General Electric Capital Corporation, as agent, and the Issuer.

         Copies of the Purchase Agreement, the Note and the Share Ownership Agreement have been filed as Exhibit 1, Exhibit 2, and Exhibit 3, respectively, to this report and are incorporated herein by this reference.

         To the best of the knowledge of the Reporting Persons, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between (i) any Reporting Person or any person listed on Schedule I hereto and (ii) any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Asset Purchase Agreement, dated as of February 7, 2003, by and among Dana Corporation, Automotive Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation, Engine Controls Distribution Services, Inc. and Standard Motor Products, Inc.

         Exhibit 2 Promissory Note in the principal amount of $15.125 million, dated as of June 30, 2003, made by Standard Motor Products, Inc. payable to Dana Corporation.

         Exhibit 3 Share Ownership Agreement, dated as of June 30, 2003, by and between Standard Motor Products, Inc. and Dana Corporation.


         Exhibit 4 Joint Filing Agreement, dated as of July 8, 2003, by and among Dana Corporation, Automotive Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation and Engine Controls Distribution Services, Inc.

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 13 OF 17 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2003                                DANA CORPORATION

                                            By:    /s/ Michael L. DeBacker
                                                   ---------------------------
                                                   Name:  Michael L. DeBacker
                                                   Title: Vice President

                                                   AUTOMOTIVE CONTROLS CORP.

                                            By:    /s/ Thomas Madden
                                                   ---------------------------
                                                   Name:  Thomas Madden
                                                   Title: Vice President

                                                   BWD AUTOMOTIVE CORPORATION

                                            By:    /s/ Thomas Madden
                                                   ---------------------------
                                                   Name:  Thomas Madden
                                                   Title: Vice President

                                                   PACER INDUSTRIES, INC.

                                            By:    /s/ Harry M. Whited
                                                   ---------------------------
                                                   Name:  Harry M. Whited
                                                   Title: President

                                                   RISTANCE CORPORATION

                                            By:    /s/ Thomas Madden
                                                   ---------------------------
                                                   Name:  Thomas Madden
                                                   Title: Vice President

                                                   ENGINE CONTROLS DISTRIBUTION
                                                   SERVICES, INC.

                                            By:    /s/ Thomas Madden
                                                   ---------------------------
                                                   Name:  Thomas Madden
                                                   Title: Vice President

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 14 OF 17 PAGES


                                   SCHEDULE I

         Unless otherwise noted herein, each person listed herein (i) performs his or her principal occupation at Dana Corporation, (ii) has a principal business address of 4500 Dorr Street, Toledo, Ohio 43615, and (iii) is a United States citizen.

         None of the persons listed herein has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                DANA CORPORATION

Directors:

         Benjamin F. Bailar
         Former Dean and Professor of Administration Emeritus, Jesse H. Jones Graduate School of Administration, Rice University

         A. Charles Baillie
         Chairman of The Toronto-Dominion Bank
         Toronto Dominion Center, 55 King Street, West - 4th Floor, Toronto, Ontario M5K 1A2, Canada (Canadian citizen)

         Edmund M. Carpenter
         Chief Executive Officer and President of Barnes Group, Inc., a diversified international company that serves a range of industrial and transportation markets
         123 Main Street, Bristol, CT 06011

         Eric Clark
         Former Director of BICC plc, a United Kingdom company serving the international market for infrastructure development (United Kingdom citizen)

         Cheryl W. Grise
         President, Utility Group of Northeast Utilities
         P.O. Box 270, Hartford, CT 06141

         Glen H. Hiner
         Former Chairman and Chief Executive Officer of Owens Corning, a manufacturer of advanced glass and composite materials

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 15 OF 17 PAGES



         James P. Kelly
         Former Chairman and Chief Executive Officer of United Parcel Service
         Inc.

         Joseph M. Magliochetti
         Chairman and Chief Executive Officer of Dana Corporation

         Marilyn R. Marks
         Former Chairman of Dorsey Trailers, Inc., a manufacturer of truck trailers

         Richard B. Priory
         Chairman and Chief Executive Officer of Duke Energy Corporation, a supplier of energy and related services

         Fernando M. Senderos
         Chairman and Chief Executive Officer of DESC, S.A. de C.V., a Mexican diversified holding company engaged in automotive parts, chemical, food and real estate businesses
         Paseo de Tamarindos 400-B-32, Col. Bosques de las Lomas, 05120 Mexico D.F., Mexico (Mexican Citizen)

Executive Officers:

         Joseph M. Magliochetti
         Chairman and Chief Executive Officer

         William J. Carroll
         President - Automotive Systems Group

         Bernard N. Cole
         President - Heavy Vehicle Technologies and Systems Group

         Marvin A. Franklin, III
         President - Dana International and Global Initiatives

         Charles F. Heine
         President - Technology Development and Diversified Products

         James M. Laisure
         President - Engine and Fluid Management Group

         Terry R. McCormack
         President - Automotive Aftermarket Group

         Robert C. Richter
         Vice President and Chief Financial Officer

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 16 OF 17 PAGES



         Richard J. Westerheide
         Chief Accounting Officer and Assistant Treasurer

                            AUTOMOTIVE CONTROLS CORP.

Directors and Executive Officers:

         Thomas Madden
         Director and Vice President

         Harry M. Whited
         President

                           BWD AUTOMOTIVE CORPORATION

Directors and Executive Officers:

         Thomas Madden
         Director and Vice President

         Harry M. Whited
         President

                             PACER INDUSTRIES, INC.

Directors and Executive Officers:

         Thomas Madden
         Director

         Harry M. Whited
         President

                              RISTANCE CORPORATION

Directors and Executive Officers:

         Thomas Madden
         Director and Vice President

         Robert M. Sweeney
         President

CUSIP NO.  853666105               SCHEDULE 13D              PAGE 17 OF 17 PAGES



                   ENGINE CONTROLS DISTRIBUTION SERVICES, INC.

Directors and Executive Officers:

         Thomas Madden
         Director and Vice President

         Marlene D. Smith
         President and Chief Executive Officer